From:	MarketBites <research@taylorhoffman.com>
Sent:	Thursday, February 10, 2022 6:30 AM
To:	Gabe Hoffman
Subject:	🪧 Compliance, Your Daily Investment News Is Here

Disney Earnings ll SEC Crackdown   View in browser





Hi Compliance, here's what you need to know for February 10th in 3-minutes.

TODAY'S TOP STORIES

- **Disney Earnings**

- **SEC Crackdown**

Quote of the Day:

"It's not what you preach, it's what you tolerate."

- Jocko Willink

ANNOUNCEMENT



What's happening?

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The takeaway:

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STOCK MARKET COMMENTARY



✷ **In-Focus This Week: Inflation. Consumers. Earnings.** On the inflation front, Thursday's CPI report is expected to show a 7.3% reading (the highest since 1981). On Friday, investors will be getting an update on Consumer Sentiment. All week, earnings reports will continue to inject volatility into the market.

✚ **Dip-Buyers In Tech | Crypto Bounce:** Slowly but surely, the technology sector is recovering from its 15% slump at the beginning of the year. It seems that investors are bidding up some riskier stocks as they see that economic recovery is well underway and Omicron fears are fading. Cryptocurrencies have also staged a solid comeback in recent weeks with Bitcoin up over 25%.

━ **Federal Reserve Is The Boogie Man:** Today we are going to get fresh inflation data that can influence how fast the Federal Reserve will raise interest rates this year. In recent comments, Federal Reserve members reiterated that they are prepared to raise rates throughout the year.

- Raymond Kanyo, CFA

Disney Earnings



What's happening?

Disney ($DIS: *3.33%*) posted blowout earnings, as the stock roars back into favor.

Why does this matter?

Disney beat analyst expectations in both earnings and revenue on Wednesday, and the stock is rallying between *6%-7%* during the after-hours session. The firm reported $21.82B in revenue against the expected $20.91B. Additionally, EPS came in at an adjusted $1.06 against the $0.63 expectation.

Disney fired on all cylinders last quarter. Total Disney+ subscriptions outperformed expectations by 4.5M subscribers, and the firm's Parks and Experiences business unit doubled its year-over-year revenue numbers. The firm committed to diving deeper into streaming, as an announcement stating that the firm will be aggressively bidding for the rights to NFL Sunday Ticket came through.

The return of the firm's core Park and Experiences business should be key for investors to hear. Executives noted that a significant number of international travelers to domestic parks returned last quarter, and that the gains are expected to stick.

The takeaway:

It's a good day to be a Disney shareholder. Click the link above for a comprehensive analysis.

- By Jack Dunne

SEC Crackdown



What's happening?

SEC proposes cracking down on broad disclosure rules for private investment funds.

Why does this matter?
Regulators are considering expansive new requirements for private investment funds, which often operate with limited regulatory supervision. The new requirements would have private equity and hedge fund managers provide quarterly statements on fund performance, compensation, expenses, and fees. Private investment funds traditionally require less oversight than the mutual fund industry, because they primarily cater to wealthy clients and institutional investors.

As the private investment industry continues to grow at an exceptional pace, SEC chairmen Gary Gensler, would like to see more transparency from the fund's advisers. All private funds combined in the [U.S. currently hold more than $18T worth of gross assets.](#) The sheer size of the combined funds implies that the adviser's practices and performance directly affect individuals in both the American and global marketplace.

The takeaway:
More disclosures will not likely have an impact on investor or capital formation; however, compliance teams will see their workload increase if the new requirements are passed.

- By [Francis Ofori-Amanfo](#)

WHAT ELSE IS HAPPENING:

• Check out Taylor Hoffman in Richmond Innovation - [(read here)](#)
• Uber beats on revenue - [(read here)](#)
• January inflation expected to be 7.2%, highest since '82 - [(read here)](#)
• Car insurers raise rates across the board - [(read here)](#)

EARNINGS TODAY:

Twitter ($TWTR), Aurora Cannabis Inc. ($ACB), Coca-Cola ($KO), Affirm Holdings ($AFRM), Cloudflare ($NET), AstraZeneca PLC ($AZN), PG&E Corp. ($PCG), Zillow Group ($Z), PepsiCo ($PEP), Yelp ($YELP), Expedia Group ($EXPE), Upwork ($UPWK), Philip Morris Intl. ($PM), Canada Goose Holdings ($GOOS), DexCom Inc. ($DXCM), Zendesk ($ZEN), Hubspot ($HUBS), Brookfield Asset Management ($BAM), Kellogg ($k), Unilever ($UL), GoDaddy ($GDDY)

EARNINGS TOMORROW:

Under Armour ($UA), Cleveland-Cliffs Inc. ($CLF), Tyme Technologies Inc. ($TYME), Enbridge ($ENB), GreenPower Motor Co. ($GP), Goodyear Tire & Rubber Co. ($GT), Dominion Resources ($D), Newell Rubbermaid ($NWL), W.P. Carey Inc. ($WPC), Apollo Global Management ($APO), Alliance Bernstein Holdings ($AB), Green Plains ($GPRE), Newmark Group ($NMRK), Ares Management ($ARES), IAA Inc. ($IAA)

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